UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Wm. Wrigley Jr. Company
                                (Name of Issuer)

       Common Stock (no par value) and Class B Common Stock (no par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William J. Hagenah III
              One Northfield Plaza, Suite 300, Northfield, IL 60093
                                 (847) 441-2980
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah III, Trustee of various funds under the Will of Philip K. Wrigley and the Will of Helen A. Wrigley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER* (see Item 3)
NUMBER OF SHARES                   50,320 shares of Common Stock and
  BENEFICIALLY                     45,540 shares of Class B Common Stock
   OWNED BY                 ----------------------------------------------------
     EACH                   8      SHARED VOTING POWER
   REPORTING                       0
    PERSON                  ----------------------------------------------------
     WITH                   9      SOLE DISPOSITIVE POWER*
                                   9,707,308 shares of Common Stock and
                                   4,986,878 shares of Class B Common Stock
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,707,308 shares of Common Stock and
         4,986,878 shares of Class B Common Stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.3% of shares of Common Stock and 11.8% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 7.8% of the issued and outstanding Common Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         00

--------------------------------------------------------------------------------


--------
* Includes 50,320 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah III, Co-Trustee of various funds under the Will of Philip K. Wrigley, the Will of Helen A. Wrigley, and the Philip K. Wrigley Family Trust, dated December 18, 1934

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER (see Item 3)
NUMBER OF SHARES                   0
  BENEFICIALLY              ----------------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH                          4,459,246 shares of Common Stock and
   REPORTING                       2,359,970 shares of Class B Common Stock
    PERSON                  ----------------------------------------------------
     WITH                   9      SOLE DISPOSITIVE POWER
                                   0
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   4,459,246 shares of Common Stock and
                                   2,359,970 shares of Class B Common Stock

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,459,246 shares of Common Stock and
         2,359,970 shares of Class B Common Stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4% of shares of Common Stock and 5.6% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 3.7% of the issued and outstanding Common Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         00

--------------------------------------------------------------------------------

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------

Item 1.  Security and Issuer

         The classes of equity securities to which this statement relates are Common stock, no par value, and Class B Common Stock, no par value, of the Wm. Wrigley Jr. Company (the "Company"), whose principal executive offices are located at 410 North Michigan Avenue, Chicago, Illinois 60611. The Class B Common Stock is not traded on any exchanges or over-the-counter, is restricted as to transfer or other disposition, and is convertible into Common Stock on a share-for-share basis. Upon the conversion, the resulting shares of Common Stock are freely transferable and publicly traded.

Item 2.  Identity and Background

(a)  Name:                 William J. Hagenah III, Successor Trustee to
                           William J. Hagenah, Jr.

(b)  Business Address: One Northfield Plaza, Suite 300
                           Northfield, IL 60093

(c)  Principal Occupation: Retired

(d), (e) and (f) Mr. Hagenah is a citizen of the United States of America. During the previous five years, Mr. Hagenah has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 8, 1999, Mr. William Wrigley passed away. Under various trusts, Mr. William J. Hagenah, Jr., became sole Trustee of the shares of Common Stock and Class B Common Stock reported herein on page 2 and Co-Trustee of the shares of Common Stock and Class B Common Stock reported herein on page 3. On January 18, 2001, William J. Hagenah, Jr., filed an amended complaint for declaratory judgment and other relief against William Wrigley, Jr., and naming as defendants all beneficiaries of the funds for which William J. Hagenah, Jr. was sole Trustee. The amended complaint sought a determination as to the authority over the Wrigley Company shares held by William J. Hagenah, Jr., as sole Trustee. Pursuant to a settlement agreement between the parties, which became effective September 25, 2002, William J. Hagenah, Jr., granted William Wrigley, Jr., irrevocable proxies to vote 9,656,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts. The proxies do not include the right to direct the sale, exchange, or disposition of the shares held by the trusts, and the proxies terminate by their terms on September 25, 2005, or earlier by written notice from William Wrigley, Jr. Upon termination of the proxies, the Trustee regains power to vote the shares. After execution of the irrevocable proxies, William J. Hagenah, Jr. resigned and William J. Hagenah III became the sole successor trustee of the shares of Common Stock and Class B Common Stock reported herein on page 2 and successor co-trustee of the shares of Common Stock and Class B Common Stock reported herein on page 3. This succession was completed on November 26, 2002.

Item 4.  Purpose of the Transaction.

         See item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a) 14,166,554 shares of Common Stock (7.7% of Common outstanding) 7,346,848 shares of Class B Common Stock (17.4% of Class B Common Stock outstanding)

         Includes 50,320 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

         Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Mr. Hagenah is deemed to beneficially own 21,513,402 shares of Common Stock, representing 11.3% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Hagenah of the shares of Class B Common Stock.

         The ownership percentages are based upon 183,180,272 shares of Common Stock and 42,146,531 shares of Class B Common Stock outstanding as of October 15, 2002, as reported in the Company's Form 10-Q for the quarter ended September 30, 2002.

(b)      Sole power to vote
         50,320 shares of Common Stock (0.0%)
         45,540 shares of Class B Common Stock (0.1%)

         Shared power to vote 4,459,246 shares of Common Stock (2.4%) 2,359,970 shares of Class B Common Stock (5.6%)

         Sole power to dispose 9,707,308 shares of Common Stock (5.3%) 4,986,878 shares of Class B Common Stock (11.8%)

         Shared power to dispose 4,459,246 shares of Common Stock (2.4%) 2,359,970 shares of Class B Common Stock (5.6%)

Power to vote and dispose is shared with William Wrigley, Jr. and Alison Wrigley Rusack. Item 2 information for Mr. Wrigley is contained in his Schedule 13D filing. Item 2 information for Ms. Rusack is available in her Schedule 13D filing.

(c) None

(d) None

(e) Not applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

         See item 3 above.

Item 7.  Materials to Be Filed as Exhibits.

         1-8. Irrevocable Proxies, dated September 25, 2002, executed by William
J. Hagenah, Jr. as trustee of the trusts named therein in favor of William Wrigley, Jr.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 4, 2002                    /s/ William J. Hagenah III
                                            ------------------------------------
                                            William J. Hagenah III, Trustee
                                            and Co-Trustee of various funds
                                            under the Will of Philip K. Wrigley,
                                            the Will of Helen A. Wrigley, and
                                            the Philip K. Wrigley Family Trust,
                                            dated December 18, 1934

EXHIBIT 1

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W PHILIP K WRIGLEY F-B-O
                                            WILLIAM J HAGENAH III FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 2

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W PHILIP K WRIGLEY F-B-O
                                            PHILIP W HAGENAH FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 3

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned..

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W PHILIP K WRIGLEY F-B-O
                                            BLANNY A HAGENAH FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 4

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W PHILIP K WRIGLEY F-B-O
                                            JOHN A HAGENAH FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 5

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W HELEN A WRIGLEY F-B-O
                                            WILLIAM J HAGENAH III FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 6

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W HELEN A WRIGLEY F-B-O
                                            PHILIP W HAGENAH FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 7

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W HELEN A WRIGLEY F-B-O
                                            BLANNY A HAGENAH FUND


                                            By:  /s/ William J. Hagenah, Jr.
                                                 -------------------------------
                                                  Name:  William J. Hagenah, Jr.
                                                  Title:  Trustee

EXHIBIT 8

                                IRREVOCABLE PROXY
                                -----------------


         The undersigned stockholder of WM. WRIGLEY, JR. COMPANY, a Delaware corporation (the "Company"), hereby irrevocably appoints WILLIAM WRIGLEY, JR., ("Mr. Wrigley") the attorney and proxy of the undersigned, with full power of substitution, to the full extent of the undersigned's rights, within the limitations of this proxy, with respect to shares of the Company's Common Stock and Class B Common Stock owned of record or beneficially by the undersigned, and any and all other shares issued in respect thereof on or after the date hereof (collectively, the "Shares"), until the earlier of the third (3rd) anniversary of the date hereof or the delivery by Mr. Wrigley of written notice to the Company terminating this Proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable and is coupled with an interest. The attorney and proxy named above will be empowered at any time prior to the termination of this Proxy to exercise all voting rights of the undersigned with respect to the Shares as the attorney and proxy named above deems proper in respect of any annual, special or adjourned meeting of the Company's stockholders, or any written consent in lieu of such a meeting or otherwise.

         The undersigned, will upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligations of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Notwithstanding the foregoing, this proxy shall be revoked and shall not apply to any Shares held by any transferee of the undersigned who receives such Shares (a) in a bona fide sale or disposition for consideration to an independent third party (i.e., not a beneficiary or relative of a beneficiary) that causes the Shares to no longer be held by the undersigned or (b) in a bona fide all cash sale for fair market value to or for the benefit of a beneficiary of the undersigned.

Dated:  September 25, 2002.

                                            WILLIAM J HAGENAH JR TRUSTEE
                                            U-W HELEN A. WRIGLEY F-B-O
                                            JOHN A HAGENAH FUND


                                           By:  /s/ William J. Hagenah, Jr.
                                                --------------------------------
                                                 Name:  William J. Hagenah, Jr.
                                                 Title:  Trustee